Exhibit 99.1

Bruush Oral Care Inc. and Arrive Technology Inc. Announce Agreement and Plan of Merger

VANCOUVER, BC and INDIANAPOLIS, IN / December 15, 2023 – Bruush Oral Care Inc. (Nasdaq: BRSH) (“Brüush”) and Arrive Technology Inc. (“Arrive”), a technology company focused on facilitating the last inch of the last-mile for autonomous delivery, today announced they have entered into an agreement and plan of merger. The combined company (“Combined Company”) will focus on the advancement and implementation of Arrive’s smart Mailbox-as-a-Service (MaaS) platform that makes the exchange of goods between people, robots and drones frictionless through the use of artificial intelligence (“AI”). The Combined Company is expected to operate under the name Arrive Technology Inc. with its shares listed on the Nasdaq Capital Market under the ticker symbol ‘ARRV’.

“We are thrilled to announce this proposed merger with Arrive,” remarked Aneil Manhas, Chief Executive Officer of Brüush. “In a world hungry for a future of automated last-mile delivery, there is a critical need for a smart and secure exchange point, which Arrive is poised to redefine with its smart mailbox technology. Arrive’s strong management team, robust IP portfolio and unique Mailbox-as-a-Service platform that integrates artificial intelligence (AI) and machine-learning capabilities, positions the company well to sit at the center of the autonomous delivery network in the evolving landscape of automated exchanges. We reviewed and evaluated numerous strategic alternatives for creating stockholder value and believe this transaction with Arrive presented the most compelling option for our shareholders.”

Arrive’s Chief Executive Officer Dan O’Toole said: “We are excited about becoming Indiana’s 42nd publicly listed company and are confident our AI-powered MaaS platform will deliver excellent value to existing shareholders of both Arrive and Brüush, as well as new shareholders. This agreement and plan of merger will accelerate the development and deployment of our third-generation smart mailbox and continue to support the autonomous delivery revolution.”

About the Transaction, Management and Organization

Under the terms of the merger agreement, Brüush and Arrive will conduct a business combination in the form of a reverse triangular merger (“Merger”) via an all-stock transaction. Brüush (“PubCo”) through its wholly owned subsidiary (“Merger Sub”) will merge with and into Arrive (“Target Company”) with Target Company continuing under the name of Arrive Technology Inc. and as a wholly owned subsidiary of PubCo.

Upon completion of the Merger, the outstanding shares of Target Company’s common stock, will be exchanged for common shares of PubCo representing upon issuance, 94.5% of PubCo’s issued and outstanding common shares on a fully diluted basis. The legacy shareholders of PubCo will own shares of PubCo common shares representing 5.5% of PubCo’s issued and outstanding common shares on a fully diluted basis. The merger has been approved by the board of directors of both companies and is expected to close in the first quarter of 2024, subject to customary closing conditions.

Prior to closing, PubCo will, among other things, effect a reverse stock split with respect to PubCo’s common shares at a ratio within the range of 6-for-1 to 200-for-1. Additionally, PubCo, will maintain a net cash minimum of US$10,000,000 consisting of cash and cash equivalents after full payment of current liabilities, including any financing and expenses in connection with the Merger. After the closing of the Merger, PubCo will sell, transfer and assign all existing legacy business, assets and liabilities of PubCo to a purchaser and pursuant to that certain separation and distribution agreement to be entered into by and between PubCo and such purchaser on terms and conditions to be mutually agreed by PubCo and such purchaser.

Additional information and details about the transaction will be provided in a Form 6-K which will be filed by Brüush with the Securities and Exchange Commission (“SEC”) and will be available at www.sec.gov.

The Combined Company will focus on advancing Arrive’s existing operations as a technology company with a focus on designing and implementing a Mailbox-as-a-Service platform that facilitates smart, secure and seamless exchange of packages between people, robots and drones. Arrive’s patented smart mailbox system leverages climate-assisted cargo space, smart alerts and advanced chain of custody controls to secure the last inch of the last-mile for all shippers, delivery services and autonomous delivery networks. Arrive’s solutions are critically and uniquely positioned in the supply chain to leverage its unique data assets for artificial intelligence to provide users with machine-learning based insights that can aid businesses and consumers to lower logistical costs and capture new growth opportunities, among other benefits.

Following the consummation of the Merger, the Combined Company will be headquartered in Indianapolis, Indiana and it is anticipated that the Combined Company will be led by current members of the Arrive management team, including:

●	Dan O’Toole, Chief Executive Officer
●	Todd Pepmeier, Chief Financial Officer
●	Mark Hamm, Chief Operations Officer
●	Torrey Bievenour, Chief Technology Officer
●	Neerav Shah, Chief Strategy Officer
●	Lora O’Toole, Vice President Business Development
●	John Ritchison, Corporate Counsel

The Board of Directors of the Combined Company is expected to consist of five members, one of which will be designated by Brüush and the remainder will be designated by Arrive.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the federal securities laws. Such statements are based upon current plans, estimates and expectations of the management of Brüush and Arrive in light of historical results and trends, current conditions and potential future developments, and are subject to various risks and uncertainties that could cause actual results to differ materially from such statements. The inclusion of forward-looking statements should not be regarded as a representation that such plans, estimates and expectations will be achieved. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” “may,” “will,” “should,” “plan,” “could,” “continue,” “target,” “contemplate,” “estimate,” “forecast,” “guidance,” “predict,” “possible,” “potential,” “pursue,” “likely,” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. All statements, other than historical facts, including statements regarding the expected timing of the closing of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction; the competitive ability and position of the company after the transaction contemplated; and any assumptions underlying any of the foregoing, are forward-looking statements. Important factors that could cause actual results to differ materially from Brüush’s and Arrive’s plans, estimates or expectations could include, but are not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect Brüush’s and Arrive’s businesses and the price of Brüush’s traded securities; (ii) uncertainties as to the timing of the consummation of the proposed transaction and the potential failure to satisfy the conditions to the consummation of the proposed transaction; (iii) the proposed transaction may involve unexpected costs, liabilities or delays; (iv) the effect of the announcement, pendency or completion of the proposed transaction on the ability of Brüush or Arrive to retain and hire key personnel and maintain relationships with any customers, suppliers and others with whom Brüush or Arrive does business, or on Brüush’s or Arrive’s operating results and business generally; (v) Brüush’s or Arrive’s respective businesses may suffer as a result of uncertainty surrounding the proposed transaction and disruption of management’s attention due to the proposed transaction; (vi) the outcome of any legal proceedings related to the proposed transaction or otherwise, or the impact of the proposed transaction thereupon; (vii) Brüush or Arrive may be adversely affected by other economic, business, and/or competitive factors; (viii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement and the proposed transaction; (ix) restrictions during the pendency of the proposed transaction that may impact Brüush’s or Arrive’s ability to pursue certain business opportunities or strategic transactions; (x) the risk that Brüush or Arrive may be unable to obtain governmental and regulatory approvals required for the proposed transaction, or that required governmental and regulatory approvals may delay the consummation of the proposed transaction or result in the imposition of conditions that could reduce the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; (xi) risks that the anticipated benefits of the proposed transaction or other commercial opportunities may otherwise not be fully realized or may take longer to realize than expected; (xii) the impact of legislative, regulatory, economic, competitive and technological changes; (xiii) the risk that the business combination post-closing may not occur as anticipated or the Combined Company may not be able to achieve the growth prospects and synergies expected from the transaction, as well as the risk of potential delays, challenges and expenses associated with integrating any of the Combined Company’s existing businesses; (xiv) exposure to inflation, currency rate and interest rate fluctuations and risks associated with doing business locally and internationally; (xv) the impact of any pandemic on Brüush’s and Arrive’s business and general economic conditions; and (xvi) the unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Brüush’s and Arrive’s response to any of the aforementioned factors. Additional factors that may affect the future results of Brüush are set forth in its filings with the United States Securities and Exchange Commission, including Brüush’s most recently filed Annual Report on Form 20-F, Current Reports on Form 6-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov. The risks and uncertainties described above and in the SEC filings cited above are not exclusive and further information concerning Brüush and Arrive and their respective businesses, including factors that potentially could materially affect their respective businesses, financial conditions or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements. Readers should also carefully review the risk factors described in other documents that Brüush and Arrive files from time to time with the SEC. The forward-looking statements in this release speak only as of the date of this release. Except as required by law, Brüush and Arrive assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Lockett & Horwitz PLC and DuMoulin Black LLP are serving as legal counsel to Bruush. Chardan is serving as exclusive financial advisor to Arrive and Lucosky Brookman LLP is serving as legal counsel to Arrive.

Investor Relations Contact

Colette Eymontt
colette@tradigitalir.com

Source: Bruush Oral Care Inc.